 Q Search          Try Premium Free for 1 Month



Ike Gill

Chief Executive Officer at Unity Vibration Kombucha Beer

Lake Arrowhead, California

Message   **...**

Unity Vibration Kombucha Beer & Tea

 Thunderbird School of Global Management

 See contact info

 211 connections

Senior Executive with over 30 years experience in developing profitable business enterprises in the Consumer Products Industry with emphasis in Food & Beverages through P&L management, sales, finance, and marketing expertise. Expert qualifications in start-ups identifying and capturing new m...

   Ike Gill Resume 2018 doc.doc

Show more ⌄

Experience

Chief Executive Officer

Unity Vibration Kombucha Beer & Tea

Mar 2018 – Present · 1 yr 1 mo
Ypsilanti, Michigan

Chief Operating Officer

479 Degrees Popcorn Perfected

Dec 2015 – Dec 2016 · 1 yr 1 mo
San Francisco, CA

Chief Operating Officer

Soma Beverage Company, LLC (Metromint)

2012 – 2014 · 2 yrs
San Francisco, CA

 **Chief Operating Officer/CFO**

O.N.E Natural Experience

2008 – 2011 · 3 yrs
Los Angeles, CA

Chief Executive Officer

Espana Brands North America

2005 – 2008 · 3 yrs
Solana Beach, CA

Show 1 more experience ⌄

        Try Premium Free for 1 Month

Thunderbird School of Global Management

Masters of International Management, Finance & Marketing

1979 – 1980

California State University-Bakersfield

Bachelor of Science (B.Sc.), Accounting and Finance

1976 – 1979

Mayo College, Ajmer, India

ISC

Show 2 more education ⌄

Skills & Endorsements

Strategic Planning · 13

Unity Vibration and 12 connections have given endorsements for this skill

Marketing Strategy · 12

Endorsed by **John Caruso and 2 others who are** highly skilled at this

Endorsed by **2 of Ike's colleagues at O.N.E** Natural Experience

Consumer Products · 11

Unity Vibration and 10 connections have given endorsements for this skill

Show more ⌄

